Morgan Lewis

Beau Yanoshik

Associate

+1.202.373.6133

beau.yanoshik@morganlewis.com

Via EDGAR Correspondence

March 9, 2020

Sally Samuel, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:       BNY Mellon ETF Trust (the “Trust”)

            File Nos. 333-234030 and 811-23477

Dear Ms. Samuel:

This letter responds to a comment you provided on March 9, 2020, with respect to information previously provided relating to the Trust’s proposed initial series.  Summary of the comment and response thereto on behalf of the Trust are provided below.

1.         Comment:          Please confirm the fees of the independent trustees are not excluded from the funds’ unitary fees.  If so, please confirm the investment adviser’s payment of the fees of the independent trustees does not impair the trustees’ independence.

Response:           The Trust confirms the fees of the Independent Trustees are not excluded from each fund’s unitary fee.  Section 2(a)(19) of the 1940 Act sets out certain relationships that cause a trustee of an investment company to be deemed an interested person of (i) the fund they oversee or (ii) the fund’s investment adviser, none of which is present here.  The Board, which consists entirely of trustees who are not interested persons of the funds or the Adviser, determined that the Trust would compensate, and pay certain expenses of, the Independent Trustees.  Thus, the Trustee compensation is an obligation of the Trust.  Separately, the Trust entered into an advisory agreement with the Adviser under which the Adviser has agreed to pay all the expense obligations of the Trust, other than those expenses that are specifically excluded under the contract.  The fact that the obligations of the Trust are being paid by the Adviser does not change the nature of the obligation, which is as an obligation of the Trust.   Consequently, we do not believe that the Adviser ultimately bearing the cost of the Trustee compensation makes the Independent

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW Washington, DC 20004 +1.202.739.3000 United States +1.202.739.3001

Trustees of the funds interested persons of the Adviser or the Trust.  Such an obligation in the advisory contract is similar to a contractual expense cap where the adviser will waive fees and reimburse expenses, a portion of which expenses could be trustee fees.

* * * * * * * * * *

We hope the foregoing is responsive to the comment you provided.  Please do not hesitate to contact the undersigned at (202) 373-6133 if you have any questions concerning the foregoing.

Sincerely,

/s/ Beau Yanoshik

Beau Yanoshik

cc:       W. John McGuire

            Jeff Prusnofsky

            Bennett MacDougall